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                                                                    Exhibit 20.1
                                                                    ------------



October 7, 1998


Dear Synbiotics Shareholder:

The Board of Directors of the Company has adopted a Shareholder Rights Plan. Along with this letter, we are sending you a summary describing the Plan. The adoption of this Plan requires no action on your part.

The purpose of the Plan is to assure that shareholders are treated fairly by anyone who might seek to obtain control of the Company. The corporate takeover environment remains very active and hostile bidders still have available a variety of coercive takeover tactics. The Board believes that a Shareholder Rights Plan is an important tool to enable the Board to represent effectively the interests of all shareholders in the event of an unsolicited takeover attempt.

The Plan was not adopted because of any current effort by another party to acquire the Company. The Plan is not unique; over 2,000 corporations throughout the country, including a majority of the companies in the Standard & Poor's 500 Index, have adopted similar plans (which are sometimes referred to as "poison pill" plans).

The Plan does not in any way alter the financial strength of the Company or interfere with its business plans. The adoption of the Plan is not dilutive, does not affect reported earnings per share, and is not taxable to you or the Company.

The Board and management are enthusiastic about the potential of the Company to build long-term shareholder value and are committed to serving the best interests of its shareholders, its employees, and the communities in which it operates. We believe that the Plan will help protect the value of your investment in Synbiotics Corporation.


Very truly yours,



Kenneth M. Cohen
President and Chief Executive Officer